

13030215

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 THIRD AVENUE, 11TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE M. RAMIREZ (212) 416-5036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

51 LOCUST AVENUE, SUITE 303	NEW CANAAN	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE M. RAMIREZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR SECURITIES, INC., as of DECEMBER 31ST, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FERNANDA MENDIETA
Notary Public, State of New York
No. 01ME6257705
Qualified in Queens County
Commission Expires March 19, 2016



Signature

PRESIDENT AND CEO

Title

Before me came George Ramirez on this 25th day of February 2013.



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFR Securities, Inc.
Statement of Financial Condition
December 31, 2012

MFR Securities, Inc.
Index to Financial Statement
December 31, 2012

Reynolds & Rowella LLP
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Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report

To the Board of Directors and Shareholder of
MFR Securities, Inc.
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191
fax: 203-431-3570
www.reynoldsrowella.com

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MFR Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statement as a whole.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 20, 2013

MFR Securities, Inc.
Statement of Financial Condition
As of December 31, 2012

Assets	
Cash and cash equivalents	$ 4,066,999
Commissions receivable	24,294
Receivables due from clearing organizations	377,818
Investments, at fair value	7,497
Restricted investment, at fair value	82,355
Office furniture and equipment, net	17,005
Other assets	56,287
Total Assets	$ 4,632,255

Liabilities	
Accounts payable and accrued expenses	$ 48,751
Employee commissions payable	149,003
Income taxes payable	4,233
Deferred rent	99,470
Total Liabilities	301,457
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, 100 issued, and outstanding	2,000
Additional paid in capital	3,742,242
Retained earnings	586,556
Total Shareholder's Equity	4,330,798
Total Liabilities and Shareholder's Equity	$ 4,632,255

See accompanying notes to financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less at the time of purchase.

Estimates

The preparation of financial statement in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Receivables Due from Clearing Organizations

Receivables due from clearing organizations includes a clearing deposit of $128,525 the Company maintains with its clearing broker. The required deposit is $100,000. As of December 31, 2012, the remaining receivable of $249,293 represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

Restricted Investments

The Company was required to purchase a certificate of deposit in the amount of $82,355 to be used as a deposit on its New York office lease. The certificate of deposit matures on July 22, 2013 and is renewed annually. The certificate of deposit has been recorded as a restricted investment in the statement of financial condition.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $98,532 and $81,527, respectively, with a net book value of $17,005 at December 31, 2012.

Income Taxes

The Company files a consolidated federal income tax return with its Parent and combined state and local tax returns. Effective January 1, 2007 the Company was granted S corporation status for federal and New York State income taxes. All federal and New York state taxes owed by the Company will be the responsibility of the Parent. The Company is responsible for New York City and California taxes.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2009 through 2012 tax years are open for examination by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

Money Market

Valued using amortized cost.

Common Stock

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

Certificates of Deposit

Valued at fair value by discounting the related cash flows based on current yields considering the credit worthiness of the issuer.

2. Fair Value of Investments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Money markets	$ 3,423,254	$ -	$ -	$ 3,423,254
Common stock	7,497	-	-	7,497
Certificates of deposit	-	82,355	-	82,355
Total	$ 3,430,751	$ 82,355	$ -	$ 3,513,106

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments are included in cash and cash equivalents. The Company's investment in a certificate of deposit is classified within Level 2 of the fair value hierarchy because it is valued using a quoted price in a market that is not active; or other inputs that are observable or can be corroborated by observable market data.

3. Operating Leases

The Company leases office space under operating leases in New York and California.

The future minimum annual lease payments at December 31, 2012 were as follows:

2013	$ 311,035
2014	311,493
2015	290,034
2016	241,695
Total	$ 1,154,257

4. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2012, the Company's net capital balance as defined by SEC Rule 15c3-1 was $4,149,732, which exceeded the minimum requirement of $100,000. At December 31, 2012, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.1 to 1.0.

5. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

6. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

7. Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing organizations on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organizations. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing organizations may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organizations monitor collateral on the customers' accounts. The clearing deposit of $128,525 is pursuant to this agreement and is included in receivables due from clearing organizations.

Supplementary Information

MFR Securities, Inc.
Schedule : Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Aggregate Indebtedness
December 31, 2012

Total Shareholder's Equity Qualified for Net Capital	$ 4,330,798
Less nonallowable assets:	
Office furniture and equipment, net	17,005
Commissions receivable	24,294
Other assets	56,287
Restricted investment, at fair value	82,355
Total nonallowable assets	179,941
Net Capital Before Haircuts	4,150,857
Haircuts	1,125
Net Capital	4,149,732
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)	100,000
Excess Net Capital	$ 4,049,732
Excess Net Capital at 1,000 Percent	$ 4,029,732
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 48,751
Employee commissions payable	149,003
Income taxes payable	4,233
Deferred rent	99,470
Total Aggregate Indebtedness	$ 301,457
Ratio of aggregate indebtedness to net capital	0.1 to 1.0

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2012.

MFR Securities, Inc.
Independent Auditor's Report on Internal Control

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Independent Auditor's Report on Internal Control

To the Board of Directors and Shareholder of
MFR Securities, Inc.
New York, New York

In planning and performing our audit of the financial statement of MFR Securities, Inc. (the "Company"), as December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial

90 Grove Street, Suite 101 Ridgefield, CT 06877 203-438-0161
51 Locust Ave, Suite 303 New Canaan, CT 06840 203-972-5191
fax: 203-431-3570
www.reynoldsrowella.com

statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

New Canaan, Connecticut
February 20, 2013